Exhibit 99.1

XOMA Reports Financial Results for Third Quarter 2012 and Highlights Recent Achievements

BERKELEY, Calif., Nov. 7, 2012 -- XOMA Corporation (Nasdaq: XOMA), a leader in the discovery and development of therapeutic antibodies, today reported its recent operational highlights and financial results for the third quarter ended September 30, 2012.

Recent Operational Highlights
•
Raised $40 million on October 24 through the sale of 13,333,333 shares priced at $3.00.  The underwriters, Credit Suisse (USA) LLC and Cowen & Company, LLC, have a 30-day option to purchase up to an additional 1,999,999 shares to cover over-allotments.

•	As a result, on October 24, XOMA had cash, cash equivalents, and short-term investments on a pro-forma basis of $96.1 million.
•
Expanded the global Phase 3 gevokizumab program with a second pivotal study in non-infectious uveitis.  EYEGUARD™-C is a global 300-patient Phase 3 safety and efficacy study in patients with controlled non-infectious uveitis.

•	Announced its partner Servier initiated EYEGUARD™-B, its global Phase 3 gevokizumab clinical study in 110 patients with Behçet’s uveitis.
•
Received notification from the U.S. Food and Drug Administration (FDA) that gevokizumab has been granted Orphan Drug Designation for the treatment of non-infectious intermediate, posterior, or pan-uveitis, or chronic non-infectious anterior uveitis.

•	Commenced technology transfer of gevokizumab manufacturing processes to Boehringer Ingelheim.

XOMA reported total revenues of $7.3 million in the third quarter of 2012, compared with $16.2 million in the third quarter of 2011.  The decrease in 2012 revenues was due primarily to reductions in contract revenue and related expenses from NIAID government contracts of $3.0 million and from reimbursements by Servier for gevokizumab-related activities of $2.5 million.  The 2011 third quarter revenues include amortization of $3.9 million related to the $15 million upfront collaboration and license fee XOMA received from Servier associated with the companies’ gevokizumab development agreement.  For the quarter ended September 30, 2012, XOMA had a net loss of $26.9 million, or $0.39 per share, compared with a net loss of $6.5 million, or $0.20 per share, in the third quarter of 2011.  The net loss for the third quarter of 2012 included a non-cash charge of $9.2 million, or $0.13 per share, relating to the revaluation of warrants.  Excluding the increase in the non-cash revaluation of contingent warrant liabilities, which resulted primarily from the appreciation of XOMA’s stock price, net loss in the third quarter of 2012 was $17.6 million, or $0.26 per share.

“During the third quarter our team focused on building out the Phase 3 program for gevokizumab in non-infectious uveitis. In addition to EYEGUARD-A, which began enrolling patients suffering from acute non-infectious uveitis, we converted our planned safety study to capture efficacy data in patients whose non-infectious uveitis currently is controlled with corticosteroids.  The goal of this trial, EYEGUARD-C, is to determine if gevokizumab can prevent or delay uveitic exacerbations in these patients as physicians are reducing or withdrawing corticosteroids in a pre-set manner.  If the study is successful, physicians will be able to reduce their patients’ exposure to corticosteroids and the long-term health risks associated with these drugs, which currently are the primary therapy,” stated John Varian, Chief Executive Officer of XOMA.

Mr. Varian added, “Our recently completed financing provided the capital to fund our operations through the period of time when we expect to obtain the results of each of the three pivotal EYEGUARD studies. This financing also allows us the opportunity to potentially capture more value from two antibodies in our preclinical XMet program, which we have decided to take further forward prior to licensing them to a pharmaceutical company, as well as to explore certain possible ultra-orphan indications for another XMet antibody and gevokizumab.”

In January 2012, XOMA announced a streamlining of its operations and an associated reduction in personnel, which are reflected in the reduction of the company’s operating expenses during the third quarter of 2012.  Research and development expenses were $18.4 million in the 2012 third quarter, compared with $15.9 million in the 2011 third quarter, reflecting an increase in external clinical trial costs that were offset by decreases in internal salaries and related personnel costs.  Selling, general and administrative expenses (SG&A) were $4.7 million in the third quarter of 2012, a 36 percent reduction from $7.3 million incurred in the third quarter of 2011, primarily due to decreases in personnel costs of $1.1 million and decreases in professional services costs of $1.5 million, as compared to the same period in 2011.

On September 30, 2012, XOMA had cash, cash equivalents, and short-term investments of $59.2 million, compared with $48.3 million at December 31, 2011.  As a result of the equity raised on October 24, 2012, XOMA had cash, cash equivalents, and short-term investments on a pro-forma basis of $96.1 million.

2012 Guidance
The company adjusted its guidance regarding anticipated cash used in ongoing operating activities during 2012 to approximately $40 million, from approximately $35 million, due primarily to the decision to defer the licensing of and continue the preclinical development of XMet A and XMet S in order to capture a greater value from these compounds for shareholders.

Investor Conference Call and Webcast
XOMA will host a conference call and webcast today, November 7, 2012, at 4:30 p.m. ET to review the Company's third quarter 2012 financial results.  As a result of the October 2012 fundraising, XOMA will discuss its plans to further expand the Company’s clinical pipeline.  The webcast can be accessed via the Investors' section of XOMA's website at http://investors.xoma.com/events.cfm and will be available for replay until close of business on approximately February 7, 2013.  Telephone numbers for the live audio are 877-369-6589 (U.S./Canada) and 408-337-0122 (international).  A telephonic replay will be available beginning approximately two hours after the conclusion of the call until close of business on November 10, 2012. Telephone numbers for the replay are 855-859-2056 (U.S./Canada) and 404-537-3406 (international), passcode 58609150.

About XOMA Corporation
XOMA combines a portfolio of innovative therapeutic antibodies, both in late-stage clinical development and in preclinical research, with its recently launched commercial operations.  XOMA focuses its antibody research and development on allosteric modulation, which offers opportunities for new classes of therapeutic antibodies to treat a wide range of human diseases.  XOMA is developing its lead product gevokizumab (IL-1 beta modulating antibody) with Les Laboratoires Servier (Servier) through a global Phase 3 program in non-infectious uveitis and ongoing proof-of-concept studies in other IL-1-mediated diseases.  XOMA’s scientific research also produced the XMet program, which consists of three classes of preclinical antibodies, including Selective Insulin Receptor Modulators (SIRMs) that could have a major effect on the treatment of diabetes.  In order to retain significant value from its scientific discoveries, XOMA initiated commercial operations in January 2012 through the licensing of U.S. commercial rights to Servier’s ACEON (perindopril erbumine) and a patent-protected portfolio of product candidates.

More detailed information can be found at www.xoma.com.

** Tables Follow **

Forward-Looking Statements
Certain statements contained in this press release including, but not limited to, statements related to anticipated timing of initiation and completion of clinical trials, anticipated size of clinical trials, continued sales of approved products, regulatory approval of unapproved product candidates, anticipated restructuring charges, sufficiency of our cash resources and anticipated levels of cash utilization, or that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These statements are based on assumptions that may not prove accurate, and actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.  Potential risks to XOMA meeting these expectations are described in more detail in XOMA's most recent filing on Form 10-K and in other SEC filings.  Consider such risks carefully when considering XOMA's prospects.  Any forward-looking statement in this press release represents XOMA’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. XOMA disclaims any obligation to update any forward-looking statement, except as required by applicable law.

XOMA Corporation
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(unaudited)
(in thousands, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Revenues:
License and collaborative fees	$1,127	$4,859	$4,665	$16,725
Contract and other	5,905	11,370	20,930	31,624
Net product sales	219	-	795	-
Total revenues	7,251	16,229	26,390	48,349

Operating expenses:
Research and development	18,381	15,851	52,592	51,479
Selling, general and administrative	4,672	7,296	12,918	18,779
Restructuring	323	-	4,776	-
Cost of sales	28	-	110	-
Total operating expenses	23,404	23,147	70,396	70,258

Loss from operations	(16,153)	(6,918)	(44,006)	(21,909)

Other income (expense):
Interest expense	(1,144)	(652)	(3,211)	(1,818)
Other (expense) income	(420)	528	(542)	(615)
Revaluation of contingent warrant liabilities	(9,208)	499	(25,746)	3,349
Net loss before taxes	(26,851)	(6,543)	(73,505)	(20,993)

Provision for income tax expense	74	-	74	(15)
Net loss	$(26,851)	$(6,543)	$(73,431)	$(21,008)

Basic and diluted net loss per share of common stock	$(0.39)	$(0.20)	$(1.22)	$(0.69)

Shares used in computing basic and diluted net loss per share of common stock	68,189	32,761	60,239	30,623

Other comprehensive loss:
Net unrealized gains on available-for-sale securities	7		12
Comprehensive loss	$(26,844)	$(6,543)	$(73,419)	$(21,008)

XOMA Corporation
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	September 30, 2012	December 31, 2011
	(unaudited)	(Note 1)
ASSETS
Current assets:
Cash and cash equivalents	$42,199	$48,344
Short-term investments	16,996	-
Trade and other receivables, net	7,005	12,332
Prepaid expenses and other current assets	2,514	2,019
Total current assets	68,714	62,695
Property and equipment, net	8,793	12,709
Other assets	1,850	2,632
Total assets	$79,357	$78,036

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$4,223	$2,128
Accrued and other liabilities	11,667	10,012
Deferred revenue	3,545	5,695
Interest bearing obligation – current	2,349	2,796
Total current liabilities	21,784	20,631
Deferred revenue – long-term	6,741	7,539
Interest bearing obligations – long-term	37,649	33,524
Contingent warrant liabilities	32,179	379
Other liabilities - long term	1,284	952
Total liabilities	99,637	63,025

Stockholders’ (deficit) equity:
Preferred stock, $0.05 par value, 1,000,000 shares authorized	-	-
Common stock, $0.0075 par value, 138,666,666 shares authorized, 68,222,598 and 35,107,007 shares outstanding at September 30, 2012 and December 31, 2011, respectively	512	263
Additional paid-in capital	938,680	900,801
Accumulated comprehensive income	12	-
Accumulated deficit	(959,484)	(886,053)
Total stockholders’ (deficit) equity	(20,280)	15,011
Total liabilities and stockholders’ (deficit) equity	$78,357	$78,036

Contingent warrant liabilities	September 30, 2012
Balance at December 31, 2011	$379
Initial fair value of warrants issued in March 2012	6,390
Reclassification of contingent warrant liability to equity upon exercise of warrants	(337)
Net increase in fair value of contingent warrant liabilities upon revaluation	25,747
Balance at September 30, 2012	$32,179

CONTACT: XOMA Corporation

         Company and Investor Contact:
         Ashleigh Barreto
         510-204-7482
         barreto@xoma.com

         Juliane Snowden
         The Oratorium Group, LLC
         jsnowden@oratoriumgroup.com

         Media Contact:
         Canale Communications
         Carolyn Hawley
         619-849-5375
         carolyn@canalecomm.com